SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment 3)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

IMRIS Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

45322N105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

[1]	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45322N105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
H. David Graves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
The group of reporting persons on this Schedule 13G includes: H. David Graves and Norpine Holdings Inc.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		132,389*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		11,899,371*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		132,389*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		11,899,371*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,031,760*

*H. David Graves beneficially owns 12,031,760 common shares of IMRIS Inc. Of the common shares beneficially held by Mr. Graves, 11,899,371 common shares are held directly by Norpine Holdings Inc. over which Mr. Graves has sole investment and voting control. The remaining 132,389 common shares are issuable upon the exercise of options granted to Mr. Graves by IMRIS Inc. 130,892 of these options were exercisable as at December 31, 2013 and the remaining 1,497options vest and are exercisable within 60 days of December 31, 2013.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
23.1%
12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 45322N105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Norpine Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
The group of reporting on this Schedule 13G includes: H. David Graves and Norpine Holdings Inc.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Manitoba, Canada
	5	SOLE VOTING POWER
NUMBER OF		11,899,371*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		Not applicable
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		11,899,371*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,899,371*

*H. David Graves beneficially owns 12,031,760 common shares of IMRIS Inc. Of the common shares beneficially held by Mr. Graves, 11,899,371 common shares are held directly by Norpine Holdings Inc. over which Mr. Graves has sole investment and voting control. The remaining 132,389 common shares are issuable upon the exercise of options granted to Mr. Graves by IMRIS Inc. 130,892 of these options were exercisable as at December 31, 2013 and the remaining 1,497 options vest and are exercisable within 60 days of December 31, 2013.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
22.8%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 45322N105	13G	Page 4 of 8 Pages

Item 1 (a).	Name of Issuer:

IMRIS Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

100 – 1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5

Item 2 (a).	Name of Person Filing:

H. David Graves (“Graves”)

Norpine Holdings Inc. (“Norpine”)

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

6935 Crabapple Drive, Whistler, B.C, V0N1B6

Item 2 (c).	Citizenship:

Graves: Canadian

Norpine: Manitoba, Canada

Item 2 (d).	Title of Class of Securities:

Common Shares

Item 2 (e).	CUSIP Number:

45322N105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See item 9 on the cover pages

(b)	Percent of Class:

See item 11 on the cover pages

CUSIP No. 45322N105	13G	Page 5 of 8 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See items 5 – 8 on cover pages

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2 hereto.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

CUSIP No. 45322N105	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on January 30, 2014.

/s/ H. David Graves
H. David Graves

NORPINE HOLDINGS INC.

By: /s/ H. David Graves
Name: H. David Graves Title: President

CUSIP No. 45322N105	13G	Page 7 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common shares of IMRIS Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: January 30, 2014

/s/ H. David Graves
H. David Graves

NORPINE HOLDINGS INC.

By: /s/ H. David Graves
Name:	H. David Graves
Title:	President

CUSIP No. 45322N105	13G	Page 8 of 8 Pages

Exhibit 2

IDENTIFICATION OF MEMBERS OF THE GROUP

H. David Graves

Norpine Holdings Inc.